Via Facsimile and U.S. Mail
Mail Stop 6010

January 13, 2009

Mr. Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and
September 30, 2008
File No. 1-32141

Dear Mr. Mills:

        We have reviewed your January 8, 2009 response to our December 22, 2008 letter
and have the following additional comments. In our comments, we ask you to provide us
with information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-Q for the period ended September 30, 2008

Financial Statements

Notes to Consolidated Financial Statements
Note 14. Fair Value of Financial Instruments, page 37

1. We acknowledge your response to prior comment 2. Please address the
   following:

   a. Disclose a numerical example that illustrates the concepts described in the
      second paragraph in your response.

    b. Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 26 of Statements of Concepts 6.

    c. In your telephone conference with us, you indicated that there was an established market for your credit default swap derivatives. Please identify this market in your disclosure.

    d. Tell us how you considered the fact that SFAS 157 does not require that financial assets (as opposed to financial liabilities) be transferred to an entity with the same credit risk as the company. It appears that your conclusion as to whether you have a derivative asset or a derivative liability is premised in large part on the credit risk of the hypothetical buyer relative to Assured's credit risk.

    e. Tell us why in your facts and circumstances you believe it is appropriate to identify the SFAS 157 market participants as entities with the same credit risk as the company rather than higher rated companies. It appears that if the company attempted to transfer these instruments to higher rated companies, the premium currently charged likely would be inadequate and therefore the company would have to pay a fee to rather than receive a fee from the buyer.

    f. Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you may be unable to stand ready to perform.

    g. Describe the protection buyer's termination rights. In your response, please tell us whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

2. We acknowledge your response to prior comment 4. Please disclose what the current spread for each individual transaction represents and why it is appropriate to use as the risk adjustment factor.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant